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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                                 MOVIEFONE INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                 CLASS A COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    624598108
     -----------------------------------------------------------------------
                                 (CUSIP number)

                             Frederick S. Downs, Jr.
                                 Vice President
                          Par Capital Management, Inc.
                        One Financial Center, Suite 1600
                                 (617) 526-8990
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                                January 13, 1998
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 9 Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                       ---------------------
CUSIP NO.  624598108                                       Page 2 of 9 Pages
================================================================================

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR INVESTMENT PARTNERS, L.P.
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

             WC

--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             STATE OF DELAWARE

--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   277,000
                     -----------------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               NONE
                     -----------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   277,000
                     -----------------------------------------------------------
         WITH              10    SHARED DISPOSITIVE POWER

                                 NONE
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             277,000 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON *

             PN

================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------                                       ---------------------
CUSIP NO.  624598108                                       Page 3 of 9 Pages
================================================================================

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Group, L.P.

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

             WC

--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             STATE OF DELAWARE

--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   277,000
                     -----------------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               NONE
                     -----------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   277,000
                     -----------------------------------------------------------
         WITH              10    SHARED DISPOSITIVE POWER

                                 NONE
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             277,000 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON *

             PN

================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------                                       ---------------------
CUSIP NO.  624598108                                       Page 4 of 9 Pages
================================================================================

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Capital Management, Inc.

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

             WC

--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             STATE OF DELAWARE

--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   277,000
                     -----------------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               NONE
                     -----------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   277,000
                     -----------------------------------------------------------
         WITH              10    SHARED DISPOSITIVE POWER

                                 NONE
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             277,000 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON *

             CO

================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to the Class A common stock, par value $.01 ("Class A Common Stock"), of Moviefone Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4 World Trade Center, Suite 5280, New York, NY 10048.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a), (b) and (c). The persons filing this Statement are PAR Investment Partners, L.P., ("PIP"), PAR Group, L.P. ("PAR Group") and PAR Capital Management, Inc. ("PAR Capital").

          PIP is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

          The sole general partner of PIP is PAR Group, a Delaware limited partnership. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

          The sole general partner of PAR Group, is PAR Capital, a Delaware S corporation. The principal business of PAR Capital is to act as the general partner of PAR Group. Its offices are located at Suite 1600, One Financial Center, Boston, MA 02111.

          Paul A. Reeder, III is the President and sole director of PAR Capital. He is a controlling shareholder of PAR Capital. Frederick S. Downs, Jr. is a vice president and a controlling shareholder of PAR Capital. Arthur G. Epker, III is a vice president and a controlling shareholder of PAR Capital. The business address of Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur G. Epker, III is Suite 1600, One Financial Center, Boston, MA 02111.

          (d) and (e). During the last five years PIP, PAR Group, and PAR Capital have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          During the last five years Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur G. Epker, III have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


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          (f) Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur G. Epker,
III are all citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

          PIP purchased 277,000 shares of Class A Common Stock of the Issuer in open market transactions. The sole source of the funds used in making purchases of the Class A Common Stock was the PIP cash account. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Class A Common Stock. No source of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act. The amount of funds used in making the purchases is set forth in Item 5.

ITEM 4.   PURPOSE OF TRANSACTION.

          PIP acquired the shares of Class A Common Stock in the ordinary course of business for investment purposes only.

          Except as aforesaid, PIP, PAR Group and PAR Capital do not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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



     (j) any action similar to any of those enumerated in (a) through (i) above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this statement, PIP beneficially owns and PAR Group and PAR Capital may be deemed to beneficially own 277,000 shares of the Class A Common Stock of the Issuer, representing approximately 5.3% of the number of shares of Class A Common Stock of the Issuer currently outstanding. The number of shares of Class A Common Stock of the Issuer believed to be outstanding as of November 1997, as reported in the Form 10-Q of the Issuer for the quarterly period ending September 30, 1997 (which is the most recently available filing by the Issuer with the Commission) is 5,662,135 less 400,000 shares of Treasury Stock, bringing the total number of shares outstanding to 5,262,135. The total amount of funds used in purchasing the 277,000 shares of Class A Common Stock was $1,471,946.47.

          To the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group or PAR Capital, nor any officer or director of PIP, PAR Group or PAR Capital beneficially owns any other shares of Class A Common Stock of the Issuer.

          (b) PIP, PAR Group and PAR Capital have sole voting and dispositive power with respect to the 277,000 shares of Class A Common Stock of the Issuer.

          (c) Except for the purchase of the securities reported above, to the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group and PAR Capital, nor any officer or director of PAR Capital has effected any transactions in the Class A Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

    7(a)  Joint Filing Agreement


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                                    SIGNATURE

     After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1997

                                PAR INVESTMENT PARTNERS, L.P.
                                By: PAR GROUP, L.P.
                                    its general partner
                                By: PAR CAPITAL MANAGEMENT, INC.
                                    its general partner

                                By: /s/ Frederick S. Downs, Jr., Vice President
                                    --------------------------------------------


                                PAR GROUP, L.P.
                                By: PAR CAPITAL MANAGEMENT, INC.,
                                    its general partner

                                By: /s/ Frederick S. Downs, Jr., Vice President
                                    --------------------------------------------


                                PAR CAPITAL MANAGEMENT, INC.

                                By: /s/ Frederick S. Downs, Jr., Vice President
                                    --------------------------------------------


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


                                  EXHIBIT 7(a)
                             JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of Moviefone Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

          In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 22nd day of January, 1998.

                                PAR INVESTMENT PARTNERS, L.P.
                                By: PAR GROUP, L.P.
                                    its general partner
                                By: PAR CAPITAL MANAGEMENT, INC.
                                    its general partner

                                By: /s/ Frederick S. Downs, Jr., Vice President
                                    --------------------------------------------


                                PAR GROUP, L.P.
                                By: PAR CAPITAL MANAGEMENT, INC.,
                                    its general partner

                                By: /s/ Frederick S. Downs, Jr., Vice President
                                    --------------------------------------------


                                PAR CAPITAL MANAGEMENT, INC.

                                By: /s/ Frederick S. Downs, Jr., Vice President
                                    --------------------------------------------




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